UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Aug 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date August 23 , 2024	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Finance

August 23rd, 2024

Medellín, Colombia

BANCOLOMBIA ANNOUNCES RESOLUTIONS ADOPTED AT ITS EXTRAORDINARY MEETING OF HOLDERS OF SUSTAINABILITY-LINKED BONDS

Today, at the extraordinary meeting of holders of sustainability-linked bonds issued by Bancolombia S.A. in the segundo mercado Exchange in Colombia, a modification of sustainable performance indicator number 2 of the offering memorandum was approved with the required quorum.

The quorum throughout the meeting and in adopting the resolutions complied with the provisions of article 6.4.1.1.22 and 6.4.1.1.42 of Decree 2555 of 2010, as well as with section 4.3.6 of Chapter I, Title I, Part II of the Basic Legal Circular of the Colombian Superintendence of Finance.

The management of the company confirms that the necessary processes and authorizations were completed to carry out the meeting of holders of sustainability-linked bonds.

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Contacts
Julián Mora Gomez	Mauricio Botero Wolff	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57604) 4042436	Tel.: (57604) 4040858	Tel.: (57601) 4485950